Exhibit 10.1

May 31, 2021

Guillermo (Billy) Brooks

Dear Billy,
I am pleased to offer you the position of Executive Vice President, Sales with Bloom Energy Corporation (the “Company”). In this full-time, salaried (exempt) position, you will report directly to me and will be based in your Home Office, in Florida. Your annual salary will be $430,000, less applicable withholdings and deductions. You will be paid every other Friday in accordance with the Company’s normal payroll practices.
Pursuant to the terms of Bloom Energy’s Employee Incentive (Bonus) Plan, you are eligible to participate in the discretionary bonus with a target of 100% of your eligible compensation. The Incentive Plan payout is based on achievement of company metrics and individual performance. For 2021, we will guarantee a payout of 100% of the Bonus, prorated from your date of hire. We will also guarantee a payout at 100% achievement for the entirety of year 2022. You will receive a sign-on bonus in the amount of $100,000 less applicable withholdings and deductions, payable within the first 30 days of your employment. Your position will be transferred to our San Jose headquarters on August 1, 2022. At that time, you will receive a payment of $150,000 to cover the expenses linked to the relocation.
In addition, you will participate in a Change-in-Control agreement which is attached to this offer as Attachment B.
We will recommend that the Company’s Board of Directors grant you Restricted Stock Units (“RSUs”) of 100,000 shares of the Company's Class A Common Stock pursuant to the 2018 Equity Incentive Plan (“Plan”). Upon approval, the RSUs will start vesting on the 15th day (or the next trading day) of the month following your date of hire. Twenty-Five percent (25%) of the shares subject to RSUs shall vest on the one-year anniversary of the vesting commencement date and the remaining shares shall vest quarterly over the next three years until the RSU is fully vested after four years from the vesting commencement date. The grant is subject to your continued employment and the Company’s standard terms and conditions.
In addition, we will recommend that the Company’s Board of Directors grant you Performance Stock Units (“PSUs”) of 100,000 shares of the Company's Class A Common Stock pursuant to the 2018 Equity Incentive Plan (“Plan”). The shares will be granted upon approval by the Compensation Committee of the performance metrics established and presented by the CEO in the next Compensation Committee meeting scheduled for July 2021. Once granted, the PSUs will vest according to the then approved vesting schedule, based on a combination of time and performance achievement, with a potential annual upside of 50% for a maximum of 150,000 shares over the 3 year vesting period. The grant is subject to your continued employment and the Company’s standard terms and condition.
You will also be eligible to receive benefits that the Company generally provides to its employees, consistent with the eligibility terms of those programs. A more detailed description of these benefits will be provided to you upon joining the Company.
Your offer of employment is conditioned upon a satisfactory (at the Company’s discretion) reference check, background check, and upon proof of your right to work in the US. Your employment with the Company is further subject to the terms and conditions specified in “Attachment A” and “Attachment B” to this letter.

This letter and Attachments A and B set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral.

We are very excited about you joining our team and look forward to a mutually rewarding relationship.
By signing below you are accepting the Company’s offer of employment pursuant to the terms and conditions specified in this letter and in Attachment A. After signing and dating this letter below, please return all pages by email or by confidential fax (408-543-1004). This offer of employment is valid for seven days.

Sincerely,        Agreed to and accepted by:

/s/ KR Sridhar        Signature:    /s/ Guillermo Brooks
KR Sridhar        Print Name:    Guillermo Brooks
Founder, Chairman and CEO         Date:    6/2/2021
Bloom Energy Corporation        Start Date:    Jun 10, 2021

ATTACHMENT A
In addition to the terms outlined in the attached offer letter, your employment at Bloom Energy is conditioned upon the following.

At-Will Employment. You will be an “at will” employee of the Company. This means that either you or the Company may terminate your employment at any time, for any reason or no reason, with our without cause or notice. Regular employment at the Company is for no specified period of time and the Company makes no guarantee or contract of continued employment. Although your job duties, title, compensation, and benefits, as well as the Company’s personnel policies, may change from time to time, the “at will” nature of your employment may not be changed except in an express written agreement signed by you and the President of the Company. In the event that you choose to resign from the Company, we request that you give us at least two weeks’ notice.

Stock Options/RSUs.  If approved by the Board, your stock options and/or RSUs will be subject to the terms and conditions of the Company's 2018 Equity Incentive Plan and the equity award agreement. You will be provided with a copy of the Equity Incentive Plan and your equity award agreement following the Board’s approval of your grant.  No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continued vesting or employment. All grants are subject to the Company’s Insider Trading Policy, trading window and will be subject to the participant’s continuous employment.

Incentive Plan (Bonus).  Pursuant to the terms of Bloom Energy’s Employee Incentive Plan, your eligible compensation is defined as your annual base pay at the end of the performance period.  The calculation will be adjusted to include any proration based on start date or Leave of Absence in an eligible period.  You must be on active status for at least 30 days of the quarter to be eligible for a bonus and at least 30 days of the year to be eligible for the annual bonus.  To be eligible for the bonus, you must also be employed by BE on the date of payout.  Your bonus is subject to the discretion and approval of the Board of Directors and will be paid in accordance with the Company’s normal bonus payment practices.

Sign-On Bonus. In consideration of the bonus investment made by the Company, you agree to refund the full amount to the Company in the event that, prior to the first anniversary of receipt of such bonuses, you voluntarily terminate your employment or are terminated by the Company for cause. You will not have to refund the bonus if you are terminated for other reasons than cause.

Relocation Bonus. In consideration of the investment made by the Company for your relocation, you agree to refund your relocation amount in full to the Company in the event that, prior to the first anniversary of receipt of the relocation bonus you voluntarily terminate your employment or are terminated by the Company for cause. If you do not complete your relocation to the Bay area within the timeline stated, the amount in full becomes due and payable to the company immediately.

References. The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

Right to Work. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Prior Employment. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company's understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

Company Policies. As a Company employee, you will be expected to abide by the Company’s policies. Specifically, you will be required to sign an acknowledgment that you have read and that you understand the Company’s policies which are included in the Company Handbook.
Intellectual Property. As a condition of your employment, you are also required to sign and comply with the Company’s “Employment, Confidential Information, Invention Assignment and Arbitration Agreement,” which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and nondisclosure of Company proprietary information. Please note that we must receive your signed Agreement on your first day of employment.

Arbitration. (a) Any dispute or controversy between you and the Company arising out of or relating solely to your employment relationship with the Company, including any dispute or allegation regarding the enforceability, unconscionability, interpretation, construction or breach of this Agreement, will be settled by final and binding arbitration through Judicial Arbitration and Mediation Services (“JAMS”) by a single arbitrator to be held in Santa Clara County, California, in accordance with the JAMS rules for resolution of employment disputes then in effect, except as provided herein. This means that we both give up the right to have disputes decided in court by a jury; instead, a neutral arbitrator whose decision is final and binding will resolve it, subject to judicial review as provided by law. The arbitrator selected shall have the authority to grant any party all remedies otherwise available by law, including injunctions, but shall not have the power to grant any remedy that would not be available in a state or federal court in California. The arbitrator shall be bound by and shall strictly enforce the terms of this section and may not limit, expand or otherwise modify its terms. The arbitrator shall make a good faith effort to apply the substantive law (and the law of remedies, if applicable) of the state of California, or federal law, or both, as applicable, without reference to its conflicts of laws provisions, but an arbitration decision shall not be subject to review because of errors of law. The arbitrator is without jurisdiction to apply any different substantive law. The arbitrator shall have the authority to hear and rule on dispositive motions (such as motions for summary adjudication or summary judgment). The arbitrator shall have the powers granted by California law and the rules of JAMS which conducts the arbitration, except as modified or limited herein.

(b)    Notwithstanding anything to the contrary in the rules of JAMS, the arbitration shall provide (i) for written discovery and depositions as provided in California Code of Civil Procedure Section 1283.05 and (ii) for a written decision by the arbitrator that includes the essential findings and conclusions upon which the decision is based which shall be issued no later than thirty (30) days after a dispositive motion is heard and/or an arbitration hearing has completed. Except in disputes where you assert a claim otherwise under a state or federal statute prohibiting discrimination in employment (“a Statutory Discrimination Claim”), the Company shall pay all fees and administrative costs charged by the arbitrator and JAMS. In disputes where you assert a Statutory Discrimination Claim against the Company, you are required to pay the American Arbitration Association’s filing fee only to the extent such filing fee does not exceed the fee to file a complaint in state or federal court. The Company shall pay the balance of the arbitrator’s fees and administrative costs.
(c)     You and the Company shall have the same amount of time to file any claim against any other party as such party would have if such a claim had been filed in state or federal court. In conducting the arbitration, the arbitrator shall follow the rules of evidence of the State of California (including but not limited to all applicable privileges), and the award of the arbitrator must follow California and/or federal law, as applicable.
(d)    The arbitrator shall be selected by the mutual agreement of the parties. If the parties cannot agree on an arbitrator, the parties shall alternately strike names from a list provided by JAMS until only one name remains.
(e)    The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. The prevailing party in the arbitration, as determined by the arbitrator, shall be entitled to recover her or its reasonable attorneys’ fees and costs, including the costs or fees charged by the arbitrator and JAMS. In disputes where you assert a Statutory Discrimination Claim, reasonable attorneys’ fees shall be awarded by the arbitrator based on the same standard as such fees would be awarded if the Statutory Discrimination Claim had been asserted in state or federal court. Judgment may be entered on the arbitrator's decision in any court having jurisdiction.
(f)     In the event of (1) a California Private Attorney General Action claim or (2) any claim determined by the arbitrator to be not properly in arbitration pursuant to applicable law, such claim(s) shall be brought as a civil action and shall be stayed pending resolution of all claims that are properly in arbitration.

Attachment B
CHANGE IN CONTROL AND SEVERANCE AGREEMENT

This Change in Control and Severance Agreement (the “Agreement”) is entered into by Guillermo (“Billy”) Brooks (the “Executive”) and Bloom Energy Corporation, a Delaware corporation (the “Company”), on May 31, 2021, and is effective as of July 6, 2021 (the “Effective Date”).

1.    Term of Agreement.
Except to the extent renewed as set forth in this Section 1, this Agreement shall terminate the earlier of the first (1st) anniversary of the Effective Date (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination; provided however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before the Expiration Date, then this Agreement shall remain in effect through the earlier of:
(a)    The date the Executive’s employment with the Company terminates for a reason other than a Qualifying Termination or CIC Qualifying Termination, or
(b)    The date the Company has met all of its obligations under this Agreement following a termination of the Executive’s employment with the Company due to a Qualifying Termination or CIC Qualifying Termination.
This Agreement shall renew automatically and continue in effect for one (1) year periods measured from the initial Expiration Date and each subsequent Expiration Date, unless the Company provides Executive notice of non-renewal at least two weeks prior to the date on which this Agreement would otherwise renew. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 2 or 3 below, the Company’s non-renewal of this Agreement shall not constitute a Qualifying Termination or CIC Qualifying Termination, as applicable.
2.    Qualifying Termination. If the Executive is subject to a Qualifying Termination, then, subject to Sections 4, 9, and 10 below, Executive will be entitled to the following benefits:
(a)    Severance Benefits. The Company shall pay the Executive (i) nine (9) months’ worth of (x) his or her monthly base salary and (ii) the prorated portion of Executive’s then-current target bonus opportunity for the portion of the current year that Executive served prior to the Separation (calculated based on the number of full or partial months to date in the bonus year multiplied by 1/12 of the annual target bonus opportunity) (or such other bonus amount that reflects the progress toward meeting goals and objectives for the target bonus for such period, as determined by the Board in its reasonable discretion). The Executive will receive his or her severance payment in a cash lump-sum in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation.
(b)    Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the Company shall pay the full amount of Executive’s COBRA premiums on behalf of the Executive for the Executive’s continued coverage under the Company’s health, dental and vision plans, including coverage for the Executive’s eligible dependents, for the same period that the Executive is paid severance benefits pursuant to Section 2(a) following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer.
3.    CIC Qualifying Termination. If the Executive is subject to a CIC Qualifying Termination, then, subject to Sections 4, 9, and 10 below, Executive will be entitled to the following benefits:
(a)    Severance Payments. The Company or its successor shall pay the Executive (i) his or her annual base salary and (ii) then-current annual target bonus opportunity. Such payment shall be paid in a cash lump sum payment in accordance with the Company’s standard payroll procedures, which payment will be made no later than the first regular payroll date occurring after the sixtieth (60th) day following the Separation.
(b)    Continued Employee Benefits. Continuation of COBRA on the same terms as set forth in Section 2(b) above for the same period that the Executive is paid severance benefits pursuant to Section 3(a) following the Executive’s Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer.

(c)    Equity. Each of Executive’s then outstanding Equity Awards, including awards that would otherwise vest only upon satisfaction of performance criteria, shall accelerate and become vested and exercisable as to 100% of the then-unvested shares subject to the Equity Award, provided, however, that the vesting of any performance-based awards shall be as if all applicable performance criteria were achieved at target levels. Subject to satisfaction of the Release Conditions, the accelerated vesting described in this Section 3(c) shall be effective as of the Separation.
4.    General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 2 and 3 shall not apply unless the Executive (i) has executed a general release of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations (this document effecting the foregoing, the “Release”). The Company will deliver the form of Release to the Executive within ten (10) days after the Executive’s Separation. The Executive must execute and return the Release within the time period specified in the form.
5.    Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Section 2 and Section 3 above, in connection with any termination of employment (whether or not a Qualifying Termination or CIC Qualifying Termination), the Company shall pay Executive’s earned but unpaid base salary and other vested but unpaid cash entitlements for the period through and including the termination of employment, including unreimbursed documented business expenses incurred by Executive through and including the date of termination (collectively “Accrued Compensation and Expenses”), as required by law and the applicable Company plan or policy. In addition, Executive shall be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive’s employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein (collectively “Accrued Benefits”). Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination and, in any event, no later than two and one-half (2-1/2) months after the end of the taxable year of the Executive in which the termination occurs or at such earlier time as may be required by Section 10 below or to such lesser extent as may be mandated by Section 9 below. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangements.
6.    Covenants.
(a)    Invention Assignment and Confidentiality Agreement. The Executive agrees and acknowledges that the Executive is bound by the Employment, Confidential Information, Invention Assignment and Arbitration Agreement entered into by and between the Executive and the Company (the “Confidentiality Agreement”), including but not limited to the Executive’s confidentiality and non-solicitation obligations thereunder.
(b)    Non-Disparagement. The Executive further agrees that following his or her Separation, he or she shall not in any way or by any means disparage the Company, the members of the Board or the Company’s officers and employees. Notwithstanding the foregoing, the Executive is not prohibited from cooperating with a government agency or testifying truthfully in any government inquiry or other proceeding or in which Executive is required to testify pursuant to subpoena or other valid legal process.
7.    Definitions.
(a)    “Board” means the Company’s board of directors.
(b)    “Cause”  means the Executive’s (a) willful failure substantially to perform his or her duties and responsibilities to the Company or deliberate violation of a Company policy; (b) commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (c) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Executive owes an obligation of nondisclosure as a result of his or her relationship with the Company; (d) misappropriation of a business opportunity of the Company; (e) provision of material aid to a competitor of the Company; or (f) willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether the Executive has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Executive.  The term “Company” will be interpreted to include any subsidiary or parent of the Company, as appropriate. Notwithstanding the foregoing, the definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement or agreement with the Executive governing the Executive’s Equity Awards, provided that such document expressly supersedes the definition provided in this Section 7(b).
(c)    “Code” means the Internal Revenue Code of 1986, as amended.
(d)    “Change in Control.” For all purposes under this Agreement, a Change in Control shall mean a “Corporate Transaction,” as such term is defined in the Plan, provided that the transaction (including any series of transactions) also qualifies as a change in control event under U.S. Treasury Regulation 1.409A-3(i)(5).
(e)    “CIC Qualifying Termination” means a Separation in connection with the consummation of a Change in Control, including at the request of the prospective acquirer whose proposed acquisition would constitute a Change in Control upon its completion, or within three (3) months prior to or within twelve (12) months following the consummation of a Change in Control, resulting from (A) the Company or its successor terminating the Executive’s employment for any reason other than Cause or (B) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive’s death or disability shall not constitute a CIC Qualifying Termination.
(f)    “Equity Awards” means all options to purchase shares of Company common stock as well as any and all other stock-based awards granted to the Executive, including but not limited to stock bonus awards, restricted stock, restricted stock units or stock appreciation rights.
(g)    “Good Reason” means, without the Executive’s consent, (i) a material diminution in the Executive’s authority, duties or responsibilities, including a material change in Executive’s reporting responsibilities, such that Executive is required to report to a person whose duties, responsibilities and authority are materially less than those of the person to whom Executive was reporting immediately prior to such change and/or a material reduction in the level of management to which Executive reports, (ii) a reduction in Executive’s annual base salary or annual target bonus, (iii) a requirement that Executive relocate Executive’s principal place of work to a location that increases the Executive’s one-way commute by more than fifty (50) miles from Executive’s then-current work location, or (iv) a material breach of this Agreement by the Company. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this subsection (g), all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert Good Reason within sixty (60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iv); (2) the Company will have thirty (30) days (the “Company Cure Period”) from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits under this Agreement; and (3) any termination of employment under this provision must occur within ten (10) days of the earlier of expiration of the Company Cure Period or written notice from the Company that it will not undertake to cure the condition set forth in subclauses (i) through (iv). Should the Company remedy the condition as set forth above and then one or more of the conditions arises again, the Executive may assert Good Reason again subject to all of the conditions set forth herein.
(h)    “Plan” means the Company’s 2018 Equity Incentive Plan, as may be amended from time to time.
(i)    “Release Conditions” mean the following conditions occurring within sixty (60) days following the Separation: (i) the Company has received the Executive’s executed Release and (ii) any rescission period applicable to the Executive’s executed Release has expired.
(j)    “Qualifying Termination” means a Separation that is not a CIC Qualifying Termination, but which results from the Company terminating the Executive’s employment for any reason other than Cause. A termination or resignation due to the Executive’s death or disability shall not constitute a Qualifying Termination
(k)    “Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Code.
8.    Successors.
(a)    Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.
(b)    Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
9.    Golden Parachute Taxes.
(a)    Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 10, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in the Payments being $1.00 less than the amount at which any portion of the Payments would be subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive (“Independent Tax Counsel”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that Section 9(a)(ii)(B) above applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Executive may, in Executive’s sole discretion and within thirty (30) days of the date on which Executive is provided with the information prepared by Independent Tax Counsel, determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 9(b) hereof shall apply, and the enforcement of Section 9(b) shall be the exclusive remedy to the Company.
(b)    Adjustments. If, notwithstanding any reduction described in Section 9(a) hereof (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (0) if a Repayment Amount of more than zero (0) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 9(b), Executive shall pay the Excise Tax.

10.    Miscellaneous Provisions.
(a)    Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive’s termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the Executive’s Separation; or (ii) the date of Executive’s death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive’s beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A.
(b)    Other Arrangements. This Agreement supersedes any and all cash severance arrangements and vesting acceleration arrangements under any offer letter or employment agreement, agreement governing Equity Awards, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including change in control severance arrangements and vesting acceleration arrangements pursuant to an agreement governing Equity Awards, employment agreement or offer letter, and Executive hereby waives Executive’s rights to such other benefits. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company or its subsidiaries. For the avoidance of doubt, in no event shall Executive receive payment under both Section 2 and Section 3 with respect to Executive’s Separation.
(c)    Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in Santa Clara County, and conducted by Judicial Arbitration & Mediation Services, Inc. (“JAMS”) under its then-existing employment rules and procedures. Nothing in this section, however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys’ fees.
(d)    Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the

Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.
(e)    Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
(f)    Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.
(g)    Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
(h)    No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary or parent of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.
(i)    Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).
[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE	BLOOM ENERGY CORPORATION
/s/ Guillermo Brooks	/s/ Shawn Soderberg
Name : Guillermo (Billy) Brooks	By: Shawn Soderberg
Date:	Title: EVP, General Counsel and Secretary Date:

4353 N. 1st St, San Jose, CA 95134 T 408 543 1500 www.bloomenergy.com